Exhibit 99.2

Obsidian Energy Confirms Filing of Its 2023 Year End Disclosure Documents

CALGARY, February 22, 2024 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that it has filed with Canadian securities regulatory authorities its audited Consolidated Financial Statements for the year ended December 31, 2023, and related Management’s Discussion and Analysis (“MD&A”). Obsidian Energy has also filed its Annual Information Form for the year ended December 31, 2023, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Obsidian Energy’s Annual Report on Form 40-F for the year ended December 31, 2023, will be filed with the U.S. Securities and Exchange Commission pursuant to its rules and regulations.

Copies of these documents may be obtained electronically on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov for the Form 40-F) or Obsidian Energy’s website. Hard copies of Obsidian Energy’s audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com